Exhibit 99.1

FOR IMMEDIATE RELEASE

Medigus Announces Exercise and Closing of Underwriter’s Over-Allotment Option

OMER, Israel, March 8, 2021 – Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that the underwriter of its previously announced underwritten public offering has exercised, in full, their option to purchase an additional 488,765 ADSs at a price of $2.60 per ADS. Total gross proceeds to the Company from the offering, including the funds received from the prior closing and exercise of this option, are approximately $9.7 million, before deducting underwriting discounts, commissions and other offering expenses payable by the Company. The offering was made pursuant to an F-3 registration statement previously filed with and declared effective by the Securities and Exchange Commission (SEC). A final prospectus and accompany registration statement relating to the offering were filed with the SEC and are available on the SEC’s website at www.sec.gov.

Aegis Capital Corp. acted as sole bookrunner for the offering.

A copy of the final prospectus and accompanying registration statement relating to the offering may be obtained by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the intended use of proceeds. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Investor Contact:

Oz Adler

Chief Financial Officer

+972-8-6466-880

ir@medigus.com